Filed by Colonnade Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Colonnade Acquisition Corp.

Commission File No. 001-39463

Carl Bass to Join Ouster as Chairman of the Board of Directors

Former Autodesk CEO and Chairman at Zoox to Join Ouster as Chairman of the Board of Directors

at Close of Transaction with Colonnade Acquisition Corp. to Address Diverse Lidar Market

Spanning Industrial, Smart Infrastructure, Robotics, and Automotive

SAN FRANCISCO – February 17, 2021 – Ouster, Inc. (“Ouster”), a leading provider of high-resolution digital lidar sensors for the industrial automation, smart infrastructure, robotics, and automotive industries, today announced that Carl Bass has agreed to act as Chairman of the Board of Directors following the closing of Ouster’s business combination transaction with Colonnade Acquisition Corp. (NYSE: CLA) (“CLA”). Bass will bring extensive experience from a broad array of robotics and automation enterprises, and will leverage his expertise to help Ouster scale its organization to address the growing lidar market, which Ouster anticipates to reach $48 billion by 2030.

“Ouster’s disruptive technology is nothing short of transformational. Driven by its disruptive, patented digital lidar, Ouster is a leader that can address the full potential market opportunity for lidar across industrial, smart infrastructure, robotics, and automotive,” Mr. Bass said. “Joining the Board of Directors is an opportunity I couldn’t pass on. I believe lidar can be a fundamental sensing technology as ubiquitous as cameras, and Ouster is already taking its digital lidar far beyond automotive into verticals with tremendous near-term commercial demand.”

“Carl’s industry leadership and operating experience scaling market leading global businesses will help propel us through our next phase of growth,” said Angus Pacala, co-founder and CEO of Ouster. “There is a huge market opportunity for Ouster, and we’re excited to have Carl’s counsel and expertise, but also his passion for our technology and the solutions we deliver.”

Prior to joining Ouster, Bass spent 24 years at Autodesk, where he held a series of executive leadership positions including chief technology officer, chief operations officer, and CEO from 2006 until 2017. Bass previously co-founded Ithaca Software, which was acquired by Autodesk in 1993.

Bass serves as the lead director for Zendesk and as the chairman of the board for Bright Machines and Velo3D. Bass also serves on the boards of Arris Composites, Box, Built Robotics, Formlabs, nTopology, Oqton and Planet Labs. Bass also serves on the advisory boards of Cornell Computing and Information Science, UC Berkeley School of Information and UC Berkeley College of Engineering, and holds a position on the board of trustees of California College of the Arts. Bass holds a bachelor’s degree in mathematics from Cornell University.

In December, Ouster entered into a definitive merger agreement with CLA in a transaction that would result in Ouster being listed on the NYSE. The transaction is expected to close in the first half of 2021, subject to the satisfaction of customary closing conditions. The companies will host a virtual investor day on February 22, 2021 featuring Mr. Bass, industry expert Dr. Stephen Fantone and Ouster management, available on Ouster’s investors’ webpage at https://investors.ouster.com.

About Ouster

Ouster invented its digital lidar in 2015 and is a leading manufacturer of high-resolution digital lidar sensors used throughout the industrial automation, smart infrastructure, robotics, and automotive industries. Ouster’s sensors are reliable, compact, affordable and highly customizable, laying the foundation for digital lidar ubiquity across endless applications and industries. Already hundreds of customers have incorporated Ouster lidar sensors in current products or those in development for imminent commercial release. Ouster has previously announced a merger agreement with CLA, a special purpose acquisition company, that would result in Ouster becoming a publicly listed company. For more information, visit www.ouster.com, or connect with us on Twitter or LinkedIn.

Additional Information and Where to Find It

This document relates to a proposed business combination (the “Business Combination”) between CLA and Ouster. This document does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. In connection with the proposed Business Combination, CLA filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”) on December 22, 2020, which included a proxy statement/prospectus of CLA. CLA’s shareholders, Ouster’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about Ouster, CLA and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of Ouster and shareholders of CLA as of a record date to be established for voting on the proposed Business Combination. CLA shareholders and Ouster stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to CLA’s secretary at 1400 Centrepark Blvd, Suite 810, West Palm Beach, FL 33401, (561) 712-7860.

Participants in the Solicitation

CLA and its directors and executive officers may be deemed participants in the solicitation of proxies from CLA’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in CLA is contained in CLA’s proxy statement/prospectus filed with the SEC on December 22, 2020, which is available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of CLA’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

Ouster and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of CLA in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is contained in CLA’s proxy statement/prospectus filed with the SEC on December 22, 2020, which is available free of charge at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the anticipated timing of the Business Combination, the products and services offered by Ouster and the markets in which it operates. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, (ii) the risk that the Business Combination may not be completed by CLA’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CLA, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption of the agreement and plan of merger by the shareholders of CLA and Ouster, the satisfaction of the minimum trust account amount following redemptions by CLA’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the Business Combination on Ouster’s business relationships, performance and business generally, (vii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed Business Combination and (viii) the risk of downturns in the highly competitive lidar technology and related industries. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CLA’s prospectus dated August 20, 2020 relating to its initial public offering, its Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by CLA from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Ouster and CLA assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Ouster nor CLA gives any assurance that either Ouster or CLA will achieve its expectations.

Contacts:

Erica Bartsch / Nevin Reilly / Alex Kovtun

Sloane-Ouster@sloanepr.com